Exhibit 99.2

Rogers Communications Inc.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Three and nine months ended September 30, 2021 and 2020

Rogers Communications Inc.	1	Third Quarter 2021

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts, unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2021	2020	2021	2020

Revenue	4	3,666	3,665	10,736	10,236

Operating expenses:
Operating costs	5	2,066	2,027	6,371	5,969
Depreciation and amortization		642	663	1,927	1,952
Restructuring, acquisition and other	6	63	49	223	112
Finance costs	7	207	219	631	653
Other expense (income)	8	20	6	14	(1)

Income before income tax expense		668	701	1,570	1,551
Income tax expense		178	189	417	408

Net income for the period		490	512	1,153	1,143

Earnings per share:
Basic	9	$0.97	$1.01	$2.28	$2.26
Diluted	9	$0.94	$1.01	$2.27	$2.23
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	2	Third Quarter 2021

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Comprehensive Income
(In millions of Canadian dollars, unaudited)

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020

Net income for the period	490	512	1,153	1,143

Other comprehensive income (loss):

Items that will not be reclassified to income:
Equity investments measured at fair value through other comprehensive income (FVTOCI):
(Decrease) increase in fair value	(127)	163	210	(142)
Related income tax recovery (expense)	16	(22)	(28)	18

Equity investments measured at FVTOCI	(111)	141	182	(124)

Items that may subsequently be reclassified to income:
Cash flow hedging derivative instruments:
Unrealized gain (loss) in fair value of derivative instruments	698	(681)	383	806
Reclassification to net income of (gain) loss on debt derivatives	(319)	265	(9)	(270)
Reclassification to net income or property, plant and equipment of loss (gain) on expenditure derivatives	23	(5)	82	(41)
Reclassification to net income for accrued interest	(4)	(11)	(11)	(40)
Related income tax (expense) recovery	(105)	98	(70)	(96)

Cash flow hedging derivative instruments	293	(334)	375	359

Share of other comprehensive income (loss) of equity-accounted investments, net of tax	6	(3)	—	—

Other comprehensive income (loss) for the period	188	(196)	557	235

Comprehensive income for the period	678	316	1,710	1,378

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	3	Third Quarter 2021

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of Canadian dollars, unaudited)

		As at September 30	As at December 31
	Note	2021	2020

Assets
Current assets:
Cash and cash equivalents		1,572	2,484
Accounts receivable	10	3,475	2,856
Inventories		397	479
Current portion of contract assets		152	533
Other current assets		509	516
Current portion of derivative instruments	11	142	61
Total current assets		6,247	6,929

Property, plant and equipment		14,385	14,018
Intangible assets		8,965	8,926
Investments	12	2,698	2,536
Derivative instruments	11	1,716	1,378
Financing receivables	10	735	748
Other long-term assets	13	1,011	346
Goodwill	2	4,020	3,973

Total assets		39,777	38,854

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	14	2,375	1,221
Accounts payable and accrued liabilities		2,965	2,714
Income tax payable		49	344
Other current liabilities		375	243
Contract liabilities		357	336
Current portion of long-term debt	15	1,556	1,450
Current portion of lease liabilities	16	325	278
Total current liabilities		8,002	6,586

Provisions		44	42
Long-term debt	15	15,205	16,751
Lease liabilities	16	1,630	1,557
Other long-term liabilities		1,012	1,149
Deferred tax liabilities		3,358	3,196
Total liabilities		29,251	29,281

Shareholders' equity	17	10,526	9,573

Total liabilities and shareholders' equity		39,777	38,854

Subsequent event	17
Contingent liabilities	20

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	4	Third Quarter 2021

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Changes in Shareholders' Equity
(In millions of Canadian dollars, except number of shares, unaudited)

	Class A Voting Shares		Class B Non-Voting Shares
Nine months ended September 30, 2021	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, January 1, 2021	71	111,154	397	393,771	7,916	999	194	(4)	9,573
Net income for the period	—	—	—	—	1,153	—	—	—	1,153

Other comprehensive income (loss):
FVTOCI investments, net of tax	—	—	—	—	—	182	—	—	182
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	375	—	375
Total other comprehensive income (loss)	—	—	—	—	—	182	375	—	557
Comprehensive income for the period	—	—	—	—	1,153	182	375	—	1,710

Reclassification to retained earnings for disposition of FVTOCI investments	—	—	—	—	2	(2)	—	—	—

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(757)	—	—	—	(757)
Total transactions with shareholders	—	—	—	—	(757)	—	—	—	(757)

Balances, September 30, 2021	71	111,154	397	393,771	8,314	1,179	569	(4)	10,526

	Class A Voting Shares		Class B Non-Voting Shares
Nine months ended September 30, 2020	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, January 1, 2020	71	111,154	397	393,771	7,419	1,265	263	1	9,416
Net income for the period	—	—	—	—	1,143	—	—	—	1,143

Other comprehensive income (loss):
FVTOCI investments, net of tax	—	—	—	—	—	(124)	—	—	(124)
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	359	—	359
Total other comprehensive income (loss)	—	—	—	—	—	(124)	359	—	235
Comprehensive income for the period	—	—	—	—	1,143	(124)	359	—	1,378

Reclassification to retained earnings for disposition of FVTOCI investments	—	—	—	—	4	(4)	—	—	—

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(758)	—	—	—	(758)
Total transactions with shareholders	—	—	—	—	(758)	—	—	—	(758)

Balances, September 30, 2020	71	111,154	397	393,771	7,808	1,137	622	1	10,036

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	5	Third Quarter 2021

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of Canadian dollars, unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2021	2020	2021	2020
Operating activities:
Net income for the period		490	512	1,153	1,143
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		642	663	1,927	1,952
Program rights amortization		10	16	46	54
Finance costs	7	207	219	631	653
Income tax expense		178	189	417	408
Post-employment benefits contributions, net of expense		44	42	(47)	(26)
Other		—	19	46	115
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid		1,571	1,660	4,173	4,299
Change in net operating assets and liabilities	21	80	(383)	87	(68)
Income taxes paid		(175)	(75)	(675)	(243)
Interest paid		(157)	(216)	(571)	(614)

Cash provided by operating activities		1,319	986	3,014	3,374

Investing activities:
Capital expenditures		(739)	(504)	(1,942)	(1,656)
Additions to program rights		(18)	(23)	(41)	(45)
Changes in non-cash working capital related to capital expenditures and intangible assets		23	20	55	(134)
Acquisitions and other strategic transactions, net of cash acquired	13	(743)	(8)	(743)	(8)
Other		14	(32)	30	(60)

Cash used in investing activities		(1,463)	(547)	(2,641)	(1,903)

Financing activities:
Net proceeds received from (repayments of) short-term borrowings	14	1,146	325	1,143	(1,402)
Net (repayment) issuance of long-term debt	15	—	—	(1,450)	2,540
Net (payments) proceeds on settlement of debt derivatives and forward contracts	11	(11)	—	(16)	80
Transaction costs incurred	15	—	(1)	(11)	(22)
Principal payments of lease liabilities	16	(71)	(57)	(194)	(155)
Dividends paid		(253)	(253)	(757)	(758)

Cash provided by (used in) financing activities		811	14	(1,285)	283

Change in cash and cash equivalents		667	453	(912)	1,754
Cash and cash equivalents, beginning of period		905	1,795	2,484	494

Cash and cash equivalents, end of period		1,572	2,248	1,572	2,248

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	6	Third Quarter 2021

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. is a diversified Canadian communications and media company. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI's shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable
Cable telecommunications operations, including Internet, television, telephony (phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

During the nine months ended September 30, 2021, Wireless and Cable were operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other wholly owned subsidiaries. Media was operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. These typical fluctuations are described in note 1 to our annual audited consolidated financial statements for the year ended December 31, 2020 (2020 financial statements). The COVID-19 pandemic (COVID-19) has significantly affected our operating results this year in addition to the typical seasonal fluctuations in our business, most notably in our Wireless and Media businesses. The decline in customer travel due to global travel restrictions has resulted in lower-than-pre-pandemic roaming revenue. The postponement by major professional sports leagues of their 2019-20 seasons between March and July 2020, and the subsequent recommencement with contracted seasons from July to September 2020, caused sports-related revenue and expenses, such as programming rights amortization, to be recognized at different points in time than is typical. Furthermore, the effect of the Toronto Blue Jays being able to allow limited game-day attendance this year compared to the public health restrictions in the prior year has resulted in increased revenue and operating expenses this year.

Statement of Compliance
We prepared our interim condensed consolidated financial statements for the three and nine months ended September 30, 2021 (third quarter 2021 interim financial statements) in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), following the same accounting policies and methods of application as those disclosed in our 2020 financial statements with the exception of new accounting policies that were adopted on January 1, 2021 as described in note 2. These third quarter 2021 interim financial statements were approved by RCI's Board of Directors (the Board) on October 20, 2021.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The notes presented in these third quarter 2021 interim financial statements include only significant transactions and changes occurring for the nine months since our year-end of December 31, 2020 and do not include all disclosures required by International Financial Reporting Standards (IFRS) as issued by the IASB for annual financial statements. These third quarter 2021 interim financial statements should be read in conjunction with the 2020 financial statements.

All dollar amounts are in Canadian dollars unless otherwise stated.

Rogers Communications Inc.	7	Third Quarter 2021

Estimation Uncertainty
Due to the uncertainty surrounding the duration and potential outcomes of COVID-19, and the unpredictable and continuously changing impacts and related government responses, there is more uncertainty associated with our assumptions, expectations, and estimates. We believe the most significantly affected estimates are related to our expected credit losses and allowance for doubtful accounts.

Business Combinations
During the nine months ended September 30, 2021, we made three individually immaterial acquisitions, the goodwill for which has been allocated to our Cable and Media operating segments.

New Accounting Pronouncements Adopted in 2021
We adopted the following accounting standards and amendments that were effective for our interim and annual consolidated financial statements commencing January 1, 2021. The adoption of these standards did not have a material impact on our financial results and are not expected to have a material impact in the future.
•Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, and IFRS 7), addressing issues that might affect financial reporting after the reform of an interest rate benchmark. There is significant uncertainty over the timing of when the replacements for IBORs will be effective and what those replacements will be. We will actively monitor the IBOR reform and consider circumstances as we renew or enter into new financial instruments.
•Amendments to IFRS 16, Leases, allowing lessees to not assess whether a COVID-19-related rent concession is a lease modification.

Recent Accounting Pronouncements Not Yet Adopted
The IASB has issued the following new standard and amendments to existing standards that will become effective in future years.
•IFRS 17, Insurance Contracts, a replacement of IFRS 4, Insurance Contracts, that aims to provide consistency in the application of accounting for insurance contracts.
•Amendments to IAS 1, Presentation of Financial Statements - Disclosure of Accounting Policies, requiring entities to disclose material, instead of significant, accounting policy information.
•Amendments to IAS 8, Accounting Policies - Changes in Accounting Estimates and Errors, clarifying the definition of "accounting policies" and "accounting estimates".
•Amendments to IAS 1, Presentation of Financial Statements - Classification of Liabilities as Current or Non-current, clarifying requirements for the classification of liabilities as non-current.
•Amendments to IAS 16, Property, Plant and Equipment: Proceeds before intended use, prohibiting reducing the cost of property, plant and equipment by proceeds while bringing an asset to capable operations.
•Amendments to IFRS 3, Business Combinations - Updating a Reference to the Conceptual Framework, updating a reference to the Conceptual Framework.
•Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets - Onerous Contracts, specifying costs an entity should include in determining the "cost of fulfilling" a potential onerous contract.
•Amendments to IAS 12, Income Taxes - Deferred Tax related to Assets and Liabilities arising from a Single Transaction, narrowing the scope for exemption when recognizing deferred taxes.

We do not expect IFRS 17, Insurance Contracts, will have an effect on our consolidated financial statements. We are assessing the impacts, if any, the amendments to existing standards will have on our consolidated financial statements, but we currently do not expect any material impacts.

NOTE 3: SEGMENTED INFORMATION

Our reportable segments are Wireless, Cable, and Media. All three segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions, and eliminations of inter-segment revenues and costs. We follow the same accounting policies for our segments as those described in note 2 of our 2020 financial statements. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. We account for transactions between reportable segments in the same way we account for transactions with external parties, however eliminate them on consolidation.

The Chief Executive Officer and Chief Financial Officer of RCI are, collectively, our chief operating decision maker and regularly review our operations and performance by segment. They review adjusted EBITDA as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources. Adjusted EBITDA is defined as income before depreciation and amortization; (gain) loss on disposition of

Rogers Communications Inc.	8	Third Quarter 2021

property, plant and equipment; restructuring, acquisition and other; finance costs; other (income) expense; and income tax expense.

Information by Segment

Three months ended September 30, 2021	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	4	2,215	1,016	473	(38)	3,666

Operating costs	5	1,108	500	440	18	2,066

Adjusted EBITDA		1,107	516	33	(56)	1,600

Depreciation and amortization						642
Restructuring, acquisition and other	6					63
Finance costs	7					207
Other expense	8					20

Income before income taxes						668

Three months ended September 30, 2020	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	4	2,228	988	489	(40)	3,665

Operating costs	5	1,139	480	400	8	2,027

Adjusted EBITDA		1,089	508	89	(48)	1,638

Depreciation and amortization						663
Restructuring, acquisition and other	6					49
Finance costs	7					219
Other expense	8					6

Income before income taxes						701

Nine months ended September 30, 2021	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	4	6,353	3,049	1,459	(125)	10,736

Operating costs	5	3,225	1,554	1,560	32	6,371

Adjusted EBITDA		3,128	1,495	(101)	(157)	4,365

Depreciation and amortization						1,927
Restructuring, acquisition and other	6					223
Finance costs	7					631
Other expense	8					14

Income before income taxes						1,570

Rogers Communications Inc.	9	Third Quarter 2021

Nine months ended September 30, 2020	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	4	6,239	2,927	1,197	(127)	10,236

Operating costs	5	3,206	1,512	1,228	23	5,969

Adjusted EBITDA		3,033	1,415	(31)	(150)	4,267

Depreciation and amortization						1,952
Restructuring, acquisition and other	6					112
Finance costs	7					653
Other income	8					(1)

Income before income taxes						1,551

NOTE 4: REVENUE

Disaggregation of Revenue

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2021	2020	2021	2020

Wireless
Service revenue	1,706	1,652	4,931	4,942
Equipment revenue	509	576	1,422	1,297

Total Wireless	2,215	2,228	6,353	6,239

Cable
Service revenue	1,008	985	3,036	2,920
Equipment revenue	8	3	13	7

Total Cable	1,016	988	3,049	2,927

Total Media	473	489	1,459	1,197

Corporate items and intercompany eliminations	(38)	(40)	(125)	(127)

Total revenue	3,666	3,665	10,736	10,236

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2021	2020	2021	2020

Total service revenue	3,149	3,086	9,301	8,932
Total equipment revenue	517	579	1,435	1,304

Total revenue	3,666	3,665	10,736	10,236

Rogers Communications Inc.	10	Third Quarter 2021

NOTE 5: OPERATING COSTS

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2021	2020	2021	2020

Cost of equipment sales	516	571	1,444	1,288
Merchandise for resale	60	61	193	177
Other external purchases	907	946	3,065	3,095
Employee salaries, benefits, and stock-based compensation	583	449	1,669	1,409

Total operating costs	2,066	2,027	6,371	5,969

NOTE 6: RESTRUCTURING, ACQUISITION AND OTHER
During the three and nine months ended September 30, 2021, we incurred $63 million and $223 million (2020 - $49 million and $112 million), respectively, in restructuring, acquisition and other expenses, which included $45 million and $75 million (2020 - nil), respectively, of certain costs relating to the proposed acquisition of Shaw (the Transaction, see note 22). The remaining costs in 2021 were primarily incremental, temporary costs incurred in response to COVID-19, and severance costs associated with the targeted restructuring of our employee base. In 2020, these costs were primarily incremental, temporary employee compensation and other costs incurred in response to COVID-19 as well as severance costs associated with the targeted restructuring of our employee base.

NOTE 7: FINANCE COSTS

		Three months ended September 30		Nine months ended September 30
(In millions of dollars)	Note	2021	2020	2021	2020

Interest on borrowings [1]		184	196	557	585
Interest on lease liabilities	16	18	17	54	52
Interest on post-employment benefits liability		4	3	11	10
Loss on foreign exchange		19	6	9	115
Change in fair value of derivative instruments		(21)	(4)	(9)	(113)
Capitalized interest		(5)	(5)	(12)	(15)
Other		8	6	21	19

Total finance costs		207	219	631	653
1Interest on borrowings includes interest on short-term borrowings and on long-term debt.

NOTE 8: OTHER EXPENSE (INCOME)

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2021	2020	2021	2020

Losses from associates and joint ventures	29	15	44	27
Other investment income	(9)	(9)	(30)	(28)

Total other expense (income)	20	6	14	(1)

Rogers Communications Inc.	11	Third Quarter 2021

NOTE 9: EARNINGS PER SHARE

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except per share amounts)	2021	2020	2021	2020

Numerator (basic) - Net income for the period	490	512	1,153	1,143

Denominator - Number of shares (in millions):
Weighted average number of shares outstanding - basic	505	505	505	505
Effect of dilutive securities (in millions):
Employee stock options and restricted share units	1	1	1	1

Weighted average number of shares outstanding - diluted	506	506	506	506

Earnings per share:
Basic	$0.97	$1.01	$2.28	$2.26
Diluted	$0.94	$1.01	$2.27	$2.23

For the three and nine months ended September 30, 2021 and 2020, accounting for outstanding share-based payments using the equity-settled method for stock-based compensation was determined to be more dilutive than using the cash-settled method. As a result, net income for the three and nine months ended September 30, 2021 was reduced by $16 million and $4 million (2020 - $3 million and $17 million), respectively, in the diluted earnings per share calculation.

A total of 1,194,605 and 4,076,714 options were out of the money for the three and nine months ended September 30, 2021 (2020 - 4,072,853 and 3,895,948), respectively. These options were excluded from the calculation of the effect of dilutive securities because they were anti-dilutive.

NOTE 10: FINANCING RECEIVABLES

Financing receivables represent amounts owed to us under device or accessory financing agreements that have not yet been billed. Our financing receivable balances are included in "accounts receivable" (when they are to be billed and collected within twelve months) and "financing receivables" on our interim condensed consolidated statements of financial position. Below is a breakdown of our financing receivable balances.

	As at September 30	As at December 31
(In millions of dollars)	2021	2020

Current financing receivables	1,605	1,058
Long-term financing receivables	735	748

Total financing receivables	2,340	1,806

NOTE 11: FINANCIAL INSTRUMENTS

Derivative Instruments
We use derivative instruments to manage financial risks related to our business activities. These include debt derivatives, interest rate derivatives, expenditure derivatives, and equity derivatives. We only use derivatives to manage risk and not for speculative purposes.

All of our currently outstanding debt derivatives related to our senior notes, senior debentures, and lease liabilities, interest rate derivatives, and expenditure derivatives have been designated as hedges for accounting purposes.

Debt derivatives
We use cross-currency interest rate agreements and foreign exchange forward agreements (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes and debentures, lease liabilities, credit facility borrowings, and US dollar-denominated commercial paper (US CP) borrowings (see note 14). We designate the debt derivatives related to our senior notes, debentures, and lease liabilities as hedges for accounting purposes against the foreign exchange risk

Rogers Communications Inc.	12	Third Quarter 2021

or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

The tables below summarize the debt derivatives we entered into and settled related to our credit facility borrowings and US CP program during the three and nine months ended September 30, 2021 and 2020.

		Three months ended September 30, 2021			Nine months ended September 30, 2021
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	400	1.255	502	400	1.255	502

US commercial paper program
Debt derivatives entered	1,136	1.267	1,439	1,956	1.261	2,467
Debt derivatives settled	628	1.263	793	1,568	1.259	1,974
Net cash paid			(11)			(16)

		Three months ended September 30, 2020			Nine months ended September 30, 2020
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	—	—	—	970	1.428	1,385
Debt derivatives settled	—	—	—	970	1.406	1,364
Net cash paid			—			(21)

US commercial paper program
Debt derivatives entered	248	1.319	327	3,116	1.332	4,150
Debt derivatives settled	2	1.326	3	4,091	1.330	5,441
Net cash received			—			101

As at September 30, 2021, we had US$400 million and US$836 million notional amount of debt derivatives outstanding relating to our credit facility borrowings and US CP program (December 31, 2020 - nil and US$448 million), respectively.

Senior notes
Below is a summary of the debt derivatives we entered into related to senior notes during the nine months ended September 30, 2021 and 2020.

(In millions of dollars, except interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)

2020 issuances
June 22, 2020	750	2022	USD LIBOR + 0.60%	0.955%	1,019
1    Converting from a fixed or floating US$ coupon rate to a weighted average Cdn$ fixed rate.

As at September 30, 2021, we had US$9,050 million (December 31, 2020 - US$9,050 million) in US dollar-denominated senior notes and debentures, of which all the associated foreign exchange risk had been hedged using debt derivatives.

Rogers Communications Inc.	13	Third Quarter 2021

Lease liabilities
Below is a summary of the debt derivatives we entered into and settled related to our outstanding lease liabilities for the three and nine months ended September 30, 2021 and 2020.

		Three months ended September 30, 2021			Nine months ended September 30, 2021
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	25	1.240	31	99	1.253	124
Debt derivatives settled	22	1.318	29	56	1.339	75

		Three months ended September 30, 2020			Nine months ended September 30, 2020
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	—	—	—	90	1.400	126
Debt derivatives settled	14	1.357	19	30	1.333	40

As at September 30, 2021, we had US$185 million notional amount of debt derivatives outstanding relating to our outstanding lease liabilities (December 31, 2020 - US$142 million) with terms to maturity ranging from October 2021 to September 2024 (December 31, 2020 - January 2021 to December 2023) at an average rate of $1.304/US$ (December 31, 2020 - $1.352/US$).

Interest rate derivatives
From time to time, we use bond forward derivatives or interest rate swap derivatives (collectively, interest rate derivatives) to hedge interest rate risk on current and future debt instruments. Our interest rate derivatives are designated as hedges for accounting purposes.

We have entered into interest rate swap derivatives during the nine months ended September 30, 2021 associated with the Transaction, including:
•$750 million and $1,250 million bond forwards during the three and nine months ended September 30, 2021, respectively, to hedge the underlying Government of Canada (GoC) interest rate risk that will form a portion of the interest rate risk associated with anticipated future debt issuances;
•interest rate swap derivatives during the three months ended September 30, 2021 to hedge the interest rate risk on an additional $3.25 billion of debt instruments we expect to issue in the future; and
•interest rate swap derivatives during the three months ended March 31, 2021 to hedge the interest rate risk on US$2 billion of debt instruments we expect to issue in the future.

Expenditure derivatives
We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures.

The tables below summarize the expenditure derivatives we entered into and settled during the three and nine months ended September 30, 2021 and 2020.

		Three months ended September 30, 2021			Nine months ended September 30, 2021
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	120	1.250	150	330	1.245	411
Expenditure derivatives settled	255	1.361	347	735	1.361	1,000

		Three months ended September 30, 2020			Nine months ended September 30, 2020
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	180	1.306	235	1,266	1.356	1,717
Expenditure derivatives settled	255	1.298	331	735	1.299	955

Rogers Communications Inc.	14	Third Quarter 2021

As at September 30, 2021, we had US$1,185 million notional amount of expenditure derivatives outstanding (December 31, 2020 - US$1,590 million) with terms to maturity ranging from October 2021 to December 2022 (December 31, 2020 - January 2021 to December 2022) at an average rate of $1.304/US$ (December 31, 2020 - $1.342/US$).

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the RCI Class B Non-Voting common shares (Class B Non-Voting Shares) granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at September 30, 2021, we had equity derivatives outstanding for 5.0 million (December 31, 2020 - 4.6 million) Class B Non-Voting Shares with a weighted average price of $53.10 (December 31, 2020 - $51.82).

During the nine months ended September 30, 2020, we settled 0.5 million equity derivatives at a weighted average price of $54.16 for net payments of $1 million. At the same time, we entered into 0.5 million equity derivatives at a weighted average price of $54.16 under substantially the same terms and conditions.

During the nine months ended September 30, 2021, we entered into 0.4 million equity derivatives (2020 - 0.3 million) with a weighted average price of $60.98 (2020 - $56.08).

Fair Values of Financial Instruments
The carrying value of cash and cash equivalents, accounts receivable, bank advances, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments. The carrying value of our lease liabilities approximates their fair value because the discount rate used to calculate them approximates our current borrowing rate. The carrying values of our financing receivables also approximate their fair values based on our recognition of an expected credit loss allowance.

We determine the fair value of each of our publicly traded investments using quoted market values. We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third-party sale negotiations, or using market-based approaches. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the period-end estimated market yields, or period-end trading values, where available. We determine the fair values of our debt derivatives and expenditure derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of debt derivatives and expenditure derivatives in an asset position, the credit spread for the financial institution counterparty is used to determine the estimated credit-adjusted value for each derivative. For those debt derivatives and expenditure derivatives in a liability position, our credit spread is used for each derivative.

The fair value of our interest rate derivatives is determined by discounting to the measurement date the cash flows that result from multiplying the interest rate derivative's notional amount by the difference between the period-end market forward rate and the forward rate in each derivative.

The fair values of our equity derivatives are based on the quoted market value of Class B Non-Voting Shares.

Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:
•financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities;
•financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices; and
•Level 3 valuations are based on inputs that are not based on observable market data.

There were no material financial instruments categorized in Level 3 as at September 30, 2021 or December 31, 2020 and there were no transfers between Level 1, Level 2, or Level 3 during the three or nine months ended September 30, 2021 or 2020.

Rogers Communications Inc.	15	Third Quarter 2021

Below is a summary of our financial instruments carried at fair value as at September 30, 2021 and December 31, 2020.

	Carrying value		Fair value (Level 1)		Fair value (Level 2)
	As at Sept. 30	As at Dec. 31	As at Sept. 30	As at Dec. 31	As at Sept. 30	As at Dec. 31
(In millions of dollars)	2021	2020	2021	2020	2021	2020

Financial assets
Investments, measured at fair value:
Investments in publicly traded companies	1,741	1,535	1,741	1,535	—	—
Derivatives:
Debt derivatives accounted for as cash flow hedges	1,756	1,405	—	—	1,756	1,405
Debt derivatives not accounted for as hedges	14	—	—	—	14	—
Interest rate derivatives accounted for as cash flow hedges	47	—	—	—	47	—
Expenditure derivatives accounted for as cash flow hedges	10	—	—	—	10	—
Equity derivatives not accounted for as hedges	31	34	—	—	31	34

Total financial assets	3,599	2,974	1,741	1,535	1,858	1,439

Financial liabilities
Derivatives:
Debt derivatives accounted for as cash flow hedges	126	307	—	—	126	307
Debt derivatives not accounted for as hedges	—	12	—	—	—	12
Interest rate derivatives accounted for as cash flow hedges	211	—	—	—	211	—
Expenditure derivatives accounted for as cash flow hedges	42	109	—	—	42	109

Total financial liabilities	379	428	—	—	379	428

Below is a summary of the fair value of our long-term debt as at September 30, 2021 and December 31, 2020.

	As at September 30, 2021		As at December 31, 2020
(In millions of dollars)	Carrying amount	Fair value [1]	Carrying amount	Fair value [1]

Long-term debt (including current portion)	16,761	19,143	18,201	22,006
1    Long-term debt (including current portion) is measured at Level 2 in the three-level fair value hierarchy.

NOTE 12: INVESTMENTS

	As at September 30	As at December 31
(In millions of dollars)	2021	2020

Investments in:
Publicly traded companies	1,741	1,535
Private companies	98	97
Investments, measured at FVTOCI	1,839	1,632
Investments, associates and joint ventures	859	904

Total investments	2,698	2,536

Rogers Communications Inc.	16	Third Quarter 2021

NOTE 13: OTHER LONG-TERM ASSETS

In July 2021, Innovation, Science and Economic Development Canada announced the results of the 3500 MHz spectrum licence auction that began in June 2021. We were awarded 325 spectrum licences covering the vast majority of the Canadian population at a total cost of $3.3 billion. We made a $665 million deposit on August 13, 2021, which is included in other long-term assets as at September 30, 2021. We expect to make the final payment, and receive the licences, by December 31, 2021.

NOTE 14: SHORT-TERM BORROWINGS

Below is a summary of our short-term borrowings as at September 30, 2021 and December 31, 2020.

	As at September 30	As at December 31
(In millions of dollars)	2021	2020

Receivables securitization program	800	650
Non-revolving credit facility borrowings	510	—
US commercial paper program	1,065	571

Total short-term borrowings	2,375	1,221

The tables below summarize the activity relating to our short-term borrowings for the three and nine months ended September 30, 2021 and 2020.

		Three months ended September 30, 2021			Nine months ended September 30, 2021
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from US commercial paper	1,137	1.266	1,439	1,957	1.261	2,467
Repayment of US commercial paper	(630)	1.262	(795)	(1,570)	1.259	(1,976)
Net proceeds received from US commercial paper			644			491

Non-revolving credit facility borrowings (US$)	400	1.255	502	400	1.255	502
Net borrowings under non-revolving credit facilities			502			502

Proceeds received from receivables securitization			—			150
Net proceeds received from receivables securitization			—			150

Net proceeds received on short-term borrowings			1,146			1,143

		Three months ended September 30, 2020			Nine months ended September 30, 2020
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from US commercial paper	249	1.313	327	3,116	1.332	4,150
Repayment of US commercial paper	(1)	n/m	(2)	(4,098)	1.355	(5,552)
Net proceeds received from (repayment of) US commercial paper			325			(1,402)

Net proceeds received on (repayment of) short-term borrowings			325			(1,402)

Rogers Communications Inc.	17	Third Quarter 2021

Receivables Securitization Program
Below is a summary of our receivables securitization program as at September 30, 2021 and December 31, 2020.

	As at September 30	As at December 31
(In millions of dollars)	2021	2020

Receivables sold to buyer as security	2,606	2,130
Short-term borrowings from buyer	(800)	(650)

Overcollateralization	1,806	1,480

Below is a summary of the activity related to our receivables securitization program for the three and nine months ended September 30, 2021 and 2020.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2021	2020	2021	2020

Receivables securitization program, beginning of period	800	650	650	650
Net proceeds received from receivables securitization	—	—	150	—

Receivables securitization program, end of period	800	650	800	650

US Commercial Paper Program
The tables below summarize the activity relating to our US CP program for the three and nine months ended September 30, 2021 and 2020.

		Three months ended September 30, 2021			Nine months ended September 30, 2021
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

US commercial paper program, beginning of period	329	1.237	407	449	1.272	571
Net proceeds received from US commercial paper	507	1.270	644	387	1.269	491
Loss on foreign exchange [1]			14			3

US commercial paper program, end of period	836	1.274	1,065	836	1.274	1,065
1 Included in finance costs.

		Three months ended September 30, 2020			Nine months ended September 30, 2020
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

US commercial paper program, beginning of period	—	—	—	1,223	1.298	1,588
Net proceeds received from (repayment of) US commercial paper	248	1.310	325	(982)	1.428	(1,402)
Discounts on issuance [1]	—	—	—	7	1.429	10
Loss on foreign exchange [1]			7			136

US commercial paper program, end of period	248	1.339	332	248	1.339	332
1 Included in finance costs.

Concurrent with the commercial paper issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under the US CP program (see note 11). We have not designated these debt derivatives as hedges for accounting purposes.

Non-Revolving Credit Facility
In June 2021, we entered into non-revolving credit facilities with an aggregate limit of US$1.6 billion that mature in June 2022. Any borrowings under these facilities will be recorded as short-term borrowings as they will be due

Rogers Communications Inc.	18	Third Quarter 2021

within 12 months. Borrowings under the facilities are unsecured, guaranteed by RCCI, and rank equally in right of payment with all of our senior notes and debentures.

The table below summarizes the activity relating to our non-revolving credit facilities for the three and nine months ended September 30, 2021.

		Three months ended September 30, 2021			Nine months ended September 30, 2021
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Non-revolving credit facility, beginning of period	—	—	—	—	—	—
Net proceeds received from non-revolving credit facility	400	1.255	502	400	1.255	502
Loss on foreign exchange [1]			8			8

Non-revolving credit facility, end of period	400	1.275	510	400	1.275	510
1 Included in finance costs.

Committed Facility
In March 2021, in connection with the proposed acquisition of Shaw Communications Inc. (Shaw) (see note 22), we entered into a binding commitment letter for a committed credit facility with a syndicate of banks in an amount up to $19 billion. The commitment remains subject to the satisfaction of conditions to effectiveness and drawing, including, without limitation, the completion of credit documentation in respect of such commitment and the completion of the Shaw transaction (see note 22). The commitment is only available to be drawn to fund part of the acquisition cost of the Transaction and to pay fees and expenses related to the Transaction. If drawn, any drawings must be repaid within 364 days. If undrawn, the facility terminates on the closing date of the acquisition. As a result of entering into a $6 billion non-revolving credit facility (Shaw term loan facility, see note 15), the maximum amount we could draw on this committed facility decreased to $13 billion. As at September 30, 2021, we had not drawn against the facility.

Rogers Communications Inc.	19	Third Quarter 2021

NOTE 15: LONG-TERM DEBT

			Principal amount	Interest rate	As at September 30	As at December 31
(In millions of dollars, except interest rates)	Due date				2021	2020

Senior notes	2021		1,450	5.340%	—	1,450
Senior notes	2022	US	750	Floating	956	955
Senior notes	2022		600	4.000%	600	600
Senior notes	2023	US	500	3.000%	637	637
Senior notes	2023	US	850	4.100%	1,083	1,082
Senior notes	2024		600	4.000%	600	600
Senior notes	2025	US	700	3.625%	892	890
Senior notes	2026	US	500	2.900%	637	637
Senior notes	2027		1,500	3.650%	1,500	1,500
Senior notes	2029		1,000	3.250%	1,000	1,000
Senior debentures [1]	2032	US	200	8.750%	255	255
Senior notes	2038	US	350	7.500%	446	446
Senior notes	2039		500	6.680%	500	500
Senior notes	2040		800	6.110%	800	800
Senior notes	2041		400	6.560%	400	400
Senior notes	2043	US	500	4.500%	637	637
Senior notes	2043	US	650	5.450%	828	827
Senior notes	2044	US	1,050	5.000%	1,338	1,337
Senior notes	2048	US	750	4.300%	956	955
Senior notes	2049	US	1,250	4.350%	1,593	1,592
Senior notes	2049	US	1,000	3.700%	1,273	1,273
					16,931	18,373
Deferred transaction costs and discounts					(170)	(172)
Less current portion					(1,556)	(1,450)

Total long-term debt					15,205	16,751
1Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at September 30, 2021 and December 31, 2020.

Rogers Communications Inc.	20	Third Quarter 2021

The tables below summarize the activity relating to our long-term debt for the three and nine months ended September 30, 2021 and 2020.

		Three months ended September 30, 2021			Nine months ended September 30, 2021
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Senior note repayments (Cdn$)			—			(1,450)

Net repayment of long-term debt			—			(1,450)

		Three months ended September 30, 2020			Nine months ended September 30, 2020
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Credit facility borrowings (US$)	—	—	—	970	1.428	1,385
Credit facility repayments (US$)	—	—	—	(970)	1.406	(1,364)

Net borrowings under credit facilities			—			21

Senior notes issuances (Cdn$)			—			1,500
Senior note issuances (US$)	—	—	—	750	1.359	1,019
Total issuances of senior notes			—			2,519

Net issuance of long-term debt			—			2,540

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2021	2020	2021	2020

Long-term debt net of transaction costs, beginning of period	16,442	19,008	18,201	15,967
Net (repayment) issuance of long-term debt	—	—	(1,450)	2,540
Loss (gain) on foreign exchange	315	(264)	8	252
Deferred transaction costs incurred	—	(1)	(11)	(22)
Amortization of deferred transaction costs	4	4	13	10

Long-term debt net of transaction costs, end of period	16,761	18,747	16,761	18,747

In April 2021, we entered into a $6 billion Shaw term loan facility consisting of three tranches of $2 billion each. The facility cannot be drawn upon until the closing date of the Transaction. The first tranche matures three years after the Transaction closing date and subsequent tranches mature in years four and five thereafter, respectively. At tranche maturity, any outstanding borrowings under that tranche must be repaid.

In April 2021, we amended our revolving credit facility to, among other things, increase the total credit limit and extend the maturity dates. We increased the total credit limit from $3.2 billion to $4 billion by increasing the limits of the two tranches to $3 billion and $1 billion (from $2.5 billion and $700 million), respectively. We also extended the maturity date of the $3 billion tranche to April 2026 and the $1 billion tranche to April 2024, both from March 2022.

Senior Notes
Issuance of senior notes and related derivatives
In June 2020, we issued US$750 million floating rate senior notes due 2022 at a rate of three-month LIBOR plus 0.60% per annum. Concurrent with the issuance, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars and convert our floating rate to a fixed rate of 0.955% until maturity. As a result, we received net proceeds of $1.0 billion from the issuances.

In March 2020, we issued $1.5 billion senior notes due 2027 at a rate of 3.65%.

Repayment of senior notes and related derivative settlements
In March 2021, we repaid the entire outstanding principal amount of our $1.45 billion 5.34% senior notes at maturity. There were no derivatives associated with these senior notes.

Rogers Communications Inc.	21	Third Quarter 2021

NOTE 16: LEASES

Below is a summary of the activity related to our lease liabilities for the three and nine months ended September 30, 2021 and 2020.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2021	2020	2021	2020

Lease liabilities, beginning of period	1,923	1,845	1,835	1,725
Net additions	102	40	310	256
Interest on lease liabilities	18	17	54	52
Interest payments on lease liabilities	(17)	(17)	(50)	(50)
Principal payments of lease liabilities	(71)	(57)	(194)	(155)

Lease liabilities, end of period	1,955	1,828	1,955	1,828

NOTE 17: SHAREHOLDERS' EQUITY

Dividends
Below is a summary of the dividends we declared and paid on our outstanding RCI Class A Voting common shares (Class A Shares) and Class B Non-Voting Shares in 2021 and 2020.

Date declared	Date paid	Dividend per share (dollars)

January 27, 2021	April 1, 2021	0.50
April 20, 2021	July 2, 2021	0.50
July 20, 2021	October 1, 2021	0.50
		1.50

January 21, 2020	April 1, 2020	0.50
April 21, 2020	July 2, 2020	0.50
July 21, 2020	October 1, 2020	0.50
October 21, 2020	January 4, 2021	0.50
		2.00

On October 20, 2021, the Board declared a dividend of $0.50 per Class A Share and Class B Non-Voting Share to be paid on January 4, 2022 to shareholders of record on December 10, 2021.

The holders of Class A Shares are entitled to receive dividends at the rate of up to five cents per share but only after dividends at the rate of five cents per share have been paid or set aside on the Class B Non-Voting Shares. Class A Shares and Class B Non-Voting Shares therefore participate equally in dividends above five cents per share.

Rogers Communications Inc.	22	Third Quarter 2021

NOTE 18: STOCK-BASED COMPENSATION

Below is a summary of our stock-based compensation expense, which is included in employee salaries, benefits, and stock-based compensation, for the three and nine months ended September 30, 2021 and 2020.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2021	2020	2021	2020

Stock options	(11)	(1)	—	(11)
Restricted share units	7	12	42	28
Deferred share units	(10)	(2)	4	(15)
Equity derivative effect, net of interest receipt	27	4	1	48

Total stock-based compensation expense	13	13	47	50

As at September 30, 2021, we had a total liability recognized at its fair value of $185 million (December 31, 2020 - $204 million) related to stock-based compensation, including stock options, restricted share units (RSUs), and deferred share units (DSUs).

During the three and nine months ended September 30, 2021, we paid $17 million and $65 million (2020 - $18 million and $54 million), respectively, to holders of stock options, RSUs, and DSUs upon exercise using the cash settlement feature.

Stock Options
Summary of stock options
The tables below summarize the activity related to stock option plans, including performance options, for the three and nine months ended September 30, 2021 and 2020.

	Three months ended September 30, 2021		Nine months ended September 30, 2021
(In number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	5,677,691	$62.06	4,726,634	$62.10
Granted	—	—	1,032,345	$62.20
Exercised	—	—	(10,988)	$58.45
Forfeited	—	—	(70,300)	$67.58

Outstanding, end of period	5,677,691	$62.06	5,677,691	$62.06

Exercisable, end of period	2,361,797	$59.66	2,361,797	$59.66

	Three months ended September 30, 2020		Nine months ended September 30, 2020
(In number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	4,726,634	$62.10	3,154,795	$61.82
Granted	—	—	1,598,590	$62.56
Exercised	—	—	(17,230)	$54.80
Forfeited	—	—	(9,521)	$58.45

Outstanding, end of period	4,726,634	$62.10	4,726,634	$62.10

Exercisable, end of period	1,458,463	$56.70	1,458,463	$56.70

We did not grant any performance stock options during the three and nine months ended September 30, 2021 or 2020.

Unrecognized stock-based compensation expense related to stock option plans was $6 million as at September 30, 2021 (December 31, 2020 - $5 million) and will be recognized in net income over the next four years as the options vest.

Rogers Communications Inc.	23	Third Quarter 2021

Restricted Share Units
Summary of RSUs
Below is a summary of the activity related to RSUs outstanding, including performance RSUs, for the three and nine months ended September 30, 2021 and 2020.

	Three months ended September 30		Nine months ended September 30
(In number of units)	2021	2020	2021	2020

Outstanding, beginning of period	2,747,282	2,799,189	2,573,894	2,472,774
Granted and reinvested dividends	53,256	43,380	1,209,288	969,874
Exercised	(152,548)	(237,620)	(1,014,042)	(764,031)
Forfeited	(37,352)	(21,897)	(158,502)	(95,565)

Outstanding, end of period	2,610,638	2,583,052	2,610,638	2,583,052

Included in the above table are grants of 10,815 and 291,007 performance RSUs to certain key executives during the three and nine months ended September 30, 2021 (2020 - 5,299 and 213,903), respectively.

Unrecognized stock-based compensation expense related to these RSUs was $68 million as at September 30, 2021 (December 31, 2020 - $50 million) and will be recognized in net income over the next three years as the RSUs vest.

Deferred Share Unit Plan
Summary of DSUs
Below is a summary of the activity related to DSUs outstanding, including performance DSUs, for the three and nine months ended September 30, 2021 and 2020.

	Three months ended September 30		Nine months ended September 30
(In number of units)	2021	2020	2021	2020

Outstanding, beginning of period	1,575,102	1,670,749	1,619,941	1,741,884
Granted and reinvested dividends	18,167	18,338	61,409	61,744
Exercised	(28,531)	(33,530)	(116,513)	(138,594)
Forfeited	—	—	(99)	(9,477)

Outstanding, end of period	1,564,738	1,655,557	1,564,738	1,655,557

Included in the above table are grants of 1,764 and 5,569 performance DSUs to certain key executives during the three and nine months ended September 30, 2021 (2020 - 2,022 and 8,380), respectively.

There was no unrecognized stock-based compensation expenses related to these DSUs as at September 30, 2021 or December 31, 2020. All DSUs granted are fully vested.

NOTE 19: RELATED PARTY TRANSACTIONS

Controlling Shareholder
We enter into certain transactions with private companies controlled by the controlling shareholder of RCI, the Rogers Control Trust. These transactions were recognized at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit and Risk Committee. The totals received or paid during the three and nine months ended September 30, 2021 and 2020 were less than $1 million, respectively.

Rogers Communications Inc.	24	Third Quarter 2021

Transactions with Related Parties
We have entered into business transactions with Transcontinental Inc., a company that provides us with printing and prepress services. Isabelle Marcoux, C.M., is chair of the board of Transcontinental Inc. and was a Director of RCI until June 4, 2021.

We recognized these transactions at the amounts agreed to by the related parties, which were also reviewed by the Audit and Risk Committee. The amounts owing for these services were unsecured, interest-free, and due for payment in cash within one month of the date of the transaction. Below is a summary of the related party activity for the business transactions described above.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2021	2020	2021	2020

Printing and prepress services	—	1	3	2

NOTE 20: CONTINGENT LIABILITIES

Wholesale Internet Costing and Pricing
In August 2019, in Telecom Order CRTC 2019-288, Follow-up to Telecom Orders 2016-396 and 2016-448 - Final rates for aggregated wholesale high-speed access services (Order), the Canadian Radio-television and Telecommunications Commission (CRTC) set final rates for facilities-based carriers' wholesale high-speed access services, including Rogers' third-party Internet access service. The Order set final rates for Rogers that were significantly lower than the interim rates that were previously billed and it further determined that these final rates would have applied retroactively to March 31, 2016.

We did not believe the final rates set by the CRTC were just and reasonable as required by the Telecommunications Act as we believe they were below cost. On May 27, 2021, the CRTC released Telecom Decision CRTC 2021-181 Requests to review and vary Telecom Order 2019-288 regarding final rates for aggregated wholesale high-speed access services. The CRTC decided to adopt the interim rates in effect prior to the Order as the final rates, with certain modifications, including the removal of the supplementary markup of 10% for incumbent local exchange carriers.

The final rates are lower than the rates we previously billed to the resellers for the period of March 31, 2016 to October 6, 2016. We have recognized a refund of amounts previously billed to the resellers of approximately $25 million, representing the impact on a retroactive basis for that period.

On May 28, 2021, a wholesale Internet Service Provider (ISP) petitioned the Governor in Council to, among other things, restore the 2019 Order and make the rates established in that order final. In addition, on June 28, 2021, the same wholesale ISP filed a motion seeking leave to appeal the 2021 Decision to the Federal Court of Appeal, which was granted in September 2021. We, along with several other cable companies, have intervened in these matters.

Outcome of Proceedings
The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If circumstances change and it becomes probable that we will be held liable for claims against us and such claim is estimable, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

Rogers Communications Inc.	25	Third Quarter 2021

NOTE 21: SUPPLEMENTAL CASH FLOW INFORMATION

Change in Net Operating Assets and Liabilities

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2021	2020	2021	2020

Accounts receivable, excluding financing receivables	(109)	(201)	47	425
Financing receivables	(153)	(542)	(534)	(1,118)
Contract assets	77	285	381	914
Inventories	71	(143)	83	(2)
Other current assets	24	(3)	(8)	(72)
Accounts payable and accrued liabilities	207	175	132	(341)
Contract and other liabilities	(37)	46	(14)	126

Total change in net operating assets and liabilities	80	(383)	87	(68)

NOTE 22: SHAW TRANSACTION

On March 15, 2021, we announced an agreement with Shaw to acquire all of Shaw's issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares for a price of $40.50 per share in cash, with the exception of the shares held by the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (Shaw Family Shareholders). The Shaw Family Shareholders will receive 60% of the consideration for their shares in the form of RCI Class B Non-Voting common shares on the basis of the volume-weighted average trading price for such shares for the ten trading days ended March 12, 2021, and the balance in cash. The acquisition (Transaction) is valued at approximately $26 billion, including the assumption of approximately $6 billion of Shaw debt.

The Transaction will be implemented through a court-approved plan of arrangement under the Business Corporations Act (Alberta). On May 20, 2021, Shaw shareholders voted to approve the Transaction at a special shareholders meeting. The Court of Queen's Bench of Alberta issued a final order approving the Transaction on May 25, 2021. The Transaction is subject to other customary closing conditions, including receipt of applicable approvals and expiry of certain waiting periods under the Broadcasting Act (Canada), the Competition Act (Canada), and the Radiocommunication Act (Canada) (collectively, Key Regulatory Approvals). Subject to receipt of all required approvals, the Transaction is expected to close in the first half of 2022.

In connection with the Transaction, we entered into a binding commitment letter for a committed credit facility with a syndicate of banks in an original amount up to $19 billion. During the three months ended June 30, 2021, we entered into the $6 billion Shaw term loan facility, which served to reduce the amount available under the committed credit facility to $13 billion. See note 14 for more information on the committed facility and note 15 for more information on the Shaw term loan facility. We also expect that RCI will either assume Shaw's senior notes or provide a guarantee of Shaw's payment obligations under those senior notes upon closing the Transaction and, in either case, RCCI will guarantee Shaw's payment obligations under those senior notes.

Under certain circumstances, if the Key Regulatory Approvals are not obtained, or any law is in effect that would make the consummation of the Transaction illegal, and the failure to obtain the Key Regulatory Approvals is not caused by, and is not a result of, the failure by Shaw to perform in all material respects any of its covenants or agreements under the arrangement agreement, we would be obligated to pay a $1.2 billion reverse termination fee to Shaw. We would also be responsible to reimburse Shaw for certain costs relating to the May 2021 exercise of our right to require Shaw to redeem its issued and outstanding preferred shares.

Rogers Communications Inc.	26	Third Quarter 2021